UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Klaviyo, Inc.
(Name of Issuer)

Series A Common Stock
(Title of Class of Securities)

49845K101
(CUSIP Number)

Shopify Strategic Holdings 3 LLC
251 Little Falls Drive
Wilmington, DE, 19808
(613) 241-6868 Ext: 1045
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Shopify Strategic Holdings 3 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	29,616,844
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	29,616,844
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,616,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.36%
14.	Type of Reporting Person: OO

1.	Names of Reporting Persons Shopify Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	29,616,844
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	29,616,844
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,616,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.36%
14.	Type of Reporting Person: CO

Explanatory Note

This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with the vesting of 344,382 Warrants (as defined below) to occur on January 28, 2024 (sixty days from November 29, 2023), which, together with all other acquisitions of beneficial ownership of Series A Common Stock acquired by the Reporting Persons during the preceding twelve months, exceeded two percent of the outstanding Series A Common Stock. The Reporting Persons previously were eligible to report their beneficial ownership of Series A Common Stock on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, but now are required to report their beneficial ownership on this Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Series A Common Stock, par value $0.01 per share (“Series A Common Stock”), of Klaviyo, Inc., a Delaware corporation (the “Issuer” or “Company”), and is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 125 Summer Street, 6th Floor, Boston, MA, 02110.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

Shopify Strategic Holdings 3 LLC, a Delaware limited liability company (“SSH 3”); and

Shopify Inc., a Canadian corporation and ultimate parent company of SSH 3.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

Information regarding each director and executive officer of Shopify Inc. is set forth on Annex A attached hereto.

(b) The principal business office for SSH 3 is 251 Little Falls Drive, Wilmington, DE, 19808. The principal business office for Shopify Inc. is 151 O’Connor St., Ground Floor, Ottawa, ON, K2P 2L8, Canada.

(c) The principal business of SSH 3 is to hold strategic investments to support Shopify Inc.’s business. Shopify Inc. is the leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market and manage a retail business of any size. Shopify Inc. is the ultimate owner of  SSH 3.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 24, 2022 the Reporting Person entered into a Stock Purchase Agreement (the “SPA”) with the Issuer. Pursuant to the SPA, the Reporting Person purchased 2,951,846 shares of Issuer’s common stock at a price of $33.8771 per share and obtained an option to purchase up to an aggregate of 15,743,174 additional shares (the “Investment Option”).
On July 28, 2022 the Reporting Person entered into a collaboration agreement with the Issuer (the “Collaboration Agreement”), pursuant to which the Issuer issued warrants (the “Warrant Agreements”) to Shopify Inc. and certain of its affiliates (which were subsequently assigned to SSH 3) to obtain up to an aggregate of 15,743,174 shares of common stock of the Issuer at an exercise price of $0.01 per share (the “Warrants”). Under the terms of the Warrant Agreements, 25% of the total Warrants vested on the effective date of the Warrant Agreements. Per the terms of the Warrant Agreements, 25% of the Warrants shares vested immediately prior to the Issuer’s initial public offering (“IPO”) on September 19, 2023.  The remaining unvested Warrants shall continue to vest quarterly over a five-year vesting period. As of the date hereof, 10,577,442 Warrants have vested, all of which have been exercised.
In connection with the Issuer’s IPO, the Issuer reclassified its common stock outstanding into new Series B common stock, par value $0.01 per share (“Series B Common Stock”). As a result, after the reclassification, SSH 3 directly held 9,249,114 shares of Series B Common Stock, Warrants exercisable for 9,445,906 shares of Series B Common Stock, and the Investment Option exercisable for 15,743,174 shares of Series B Common Stock. Each share of Series B Common Stock is convertible at any time at the option of the holder into one share of Series A Common Stock of the Issuer and has ten votes per share. Each share of Series A Common Stock has one vote per share.
The 3,935,793 Warrants that vested upon the closing of the IPO were exercised on September 28, 2023, and the 344,381 Warrants that vested on October 28, 2023 were exercised on October 31, 2023.
The foregoing descriptions of the SPA, Collaboration Agreement and Warrant Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and incorporated herein by reference.
The Reporting persons used working capital to acquire the securities reported herein.
Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes and in connection with the Collaboration Agreement, as described in Item 3. The Reporting Persons intend to review their holdings in the Company on a continuing basis and will routinely monitor a wide variety of considerations, including, without limitation, current and anticipated future trading prices for the Series A Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant.  The Reporting Persons may from time to time take such actions with respect to their holdings in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series A Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof or other actions that could involve one or more of the types of transactions or have the results described in subparagraphs (a) through (j) of Item 4 of Schedule

13D, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, block trades, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of shares of Series A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own 29,616,844 shares of Series A Common Stock, representing approximately beneficial ownership of 44.36% of the outstanding Series A Common Stock, consisting of: (i) 13,529,288 shares of Series B Common Stock held directly by SSH 3, (ii) 344,382 Warrants held directly by SSH 3 that vest within sixty days of the date hereof, and (iii) the Investment Option held by SSH 3, which is exercisable for an additional 15,743,174 Series B Common Stock. Each share of Series B Common Stock is convertible into one share of Series A Common Stock at any time at the option of the holder thereof.

Calculations of the percentage of the shares of Series A Common Stock beneficially owned by the Reporting Persons is based on (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, based on information set forth in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023 (the “Form 10-Q”), (ii) 13,529,288 shares of Series A Common Stock issuable upon the conversion of Series B Common Stock held by the Reporting Persons (iii) 344,382 Warrants to purchase Series B Common Stock held by the Reporting Persons, exercisable as of January 28, 2024, where each share of Series B Common Stock is convertible into one share of Series A Common Stock, and (iv) the Investment Option held by the Reporting Persons to purchase 15,743,174 shares of Series B Common Stock, where each share of Series B Common Stock is convertible into one share of Series A Common Stock.

(c) Except as set forth in this Schedule 13D, no transaction in Series A Common Stock has been effected by any of the Reporting Persons within the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:
Stock Purchase Agreement by and between the Issuer and Shopify Strategic Holdings 3 LLC, dated June 24, 2022 (incorporated by reference to Exhibit 4.6 to the Form S-1/A filed by the Issuer with the SEC on September 11, 2023).

Exhibit 3:
Collaboration Agreement by and among the Issuer, Shopify Inc., Shopify International Limited, Shopify Commerce Singapore PTE. LTD., and Shopify Strategic Holdings 3 LLC, dated July 28, 2022 (incorporated by reference to Exhibit 10.12 to the Form S-1/A filed by the Issuer with the SEC on September 11, 2023).

Exhibit 4:	Warrant Agreement by and between the Issuer and Shopify Inc., dated July 28, 2022 (incorporated by reference to Exhibit 4.3 to the Form S-1/A filed by the Issuer with the SEC on September 11, 2023).

Exhibit 5:
Warrant Agreement by and between the Registrant and Shopify International Limited, dated July 28, 2022 (incorporated by reference to Exhibit 4.4 to the Form S-1/A filed by the Issuer with the SEC on September 11, 2023).

Exhibit 6:
Warrant Agreement by and between the Registrant and Shopify Commerce Singapore PTE. LTD., dated July 28, 2022  (incorporated by reference to Exhibit 4.5 to the Form S-1/A filed by the Issuer with the SEC on September 11, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

SHOPIFY STRATEGIC HOLDINGS 3 LLC

By:	/s/ Jason Kilpela
Name:	Jason Kilpela
Title:	Director

SHOPIFY INC.

By:	/s/ Michael L. Johnson
Name:	Michael L. Johnson
Title:	Corporate Secretary

ANNEX A

Executive Officers and Directors of Shopify Inc.

The name, principal occupation, business address and citizenship of each executive officer and director of Shopify Inc. are set forth below.
OFFICERS:
Name	Principal Occupation	Business Address	Citizenship
Tobias Lütke	Chief Executive Officer	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Harley Finkelstein	President	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Jeff Hoffmeister	Chief Financial Officer	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Kasra Nejatian	Chief Operating Officer	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Jessica Hertz	General Counsel	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America

DIRECTORS:
Name	Principal Occupation	Business Address	Citizenship
Tobias Lütke	Chief Executive Officer, Shopify Inc.	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Robert Ashe	Corporate Director	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Gail Goodman	Corporate Director	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Colleen Johnston	Corporate Director	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Jeremy Levine	Partner at Bessemer Venture Partners	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Fidji Simo	CEO, Instacart	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America
Toby Shannan	Former Chief Operating Officer, Shopify Inc.	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	Canada
Bret Taylor	Former Co-Chief Executive Officer, Salesforce	151 O’Connor St. Ground Floor Ottawa, Ontario K2P 2L8 Canada	United States of America